MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at March 31, 2008 and comments on Peace Arch Entertainment Group Inc.’s (“Peace Arch” or the “Company”), operations, performance and financial conditions for the three months ended (Q1) November 30, 2007 and 2006. This should be read in conjunction with the Company’s unaudited consolidated financial statements for the first quarter of 2008.  We incorporate by reference Peace Arch Entertainment Group Inc.’s Audited Consolidated Financial Statements for the year ended August 31, 2007 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended August 31, 2007.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).

All dollar amounts are in Canadian dollars unless otherwise indicated.

NOTE ON FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements.  When used in this annual report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect,” “predict,” “may,” “should,” the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, those factors discussed in the section entitled “Risk Factors.”  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to reflect events or circumstances occurring after the date hereof.

RESTATEMENT

Fiscal 2006

The information contained in this Management Discussion and Analysis (“MD&A”) has been adjusted to reflect the restatement of our previously issued financial statements, as more fully described below and in note 3 of the audited consolidated financial statements for the year ended August 31, 2007.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to our accounting treatment for interest incurred during the year ended August 31, 2006. It was determined that a portion of the interest incurred had been capitalized as a cost of the investment in film and television programming when no expenditures were being incurred on preproduction and production activities.   The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the year ended August 31, 2006.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization on investment in film and television programming for the year ended August 31, 2006, and a corresponding increase in investment in film and television programming.

04/04/2008

The Company identified an error in its financial statements related to its accounting treatment of penalties and uncertain tax positions.  It was determined that an additional amount of penalties should have been accrued resulting in an increase to selling, general and administrative expenses for the year ended August 31, 2006.

In addition, as at August 31, 2006, the Company has reclassified loans totaling $7.2 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the years ended August 31, 2006 and 2005. The Company had included interest incurred during those years in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows. The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities. Interest paid throughout those years had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made. The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles. As a result of this error, for the year ended August 31, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $2.0 million and $1.9 million, respectively, with a corresponding net decrease of $86,000 to cash used in operating activities. As a result of this error, for the year ended August 31, 2005, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $1.1 million and $717,000, respectively, with a corresponding net decrease of $408,000 to cash used in operating activities. This adjustment had no impact on the Company’s financial position or results of operations for the years ended August 31, 2006 and 2005.

There was no income tax impact resulting from the foregoing adjustments.

Impact of Adjustments

The following table presents the impact of the preceding adjustments to our previously reported quarterly and annual results for 2006:

(thousands of Canadian dollars except per share amounts)	2006
	Q1	Q2	Q3	Q4	Annual

Net loss as reported	(699)	(741)	(441)	(2,239)	(4,120)

Adjustments
Amortization of investment in film and television programming	-	-	17	160	177
Selling, general and administrative	-	-	-	(176)	(176)
Interest expense	(76)	(103)	(132)	(189)	(500)
	(76)	(103)	(115)	(205)	(499)

Net loss as restated	(775)	(844)	(556)	(2,444)	(4,619)

Basic and diluted loss per share
Net loss as reported	(0.04)	(0.04)	(0.02)	(0.08)	(0.19)
Net loss as restated	(0.04)	(0.04)	(0.03)	(0.08)	(0.21)

04/04/2008

Q1, Q2, Q3 Fiscal 2007

The information contained in this Management's Discussion and Analysis has been adjusted to reflect the restatement of our previously issued financial statements and other financial information, as more fully described below and in note 3 of the unaudited quarterly consolidated financial statements for November 30, 2006, February 28, 2007 and May 31, 2007.

During the year ended August 31, 2007, the Company identified errors in its financial statements related to its accounting treatment of interest during the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.  It was determined that a portion of the interest incurred had been capitalized as a cost of investment in films and television programs when no expenditures were being incurred on pre-production and production activities. The financing obtained by or arranged for consolidated sole purpose production companies was used by Peace Arch to fund corporate working capital.  The adjustment results in an increase to interest expense and a corresponding decrease in the investment in film and television programming for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.

The reduction in the cost of the investment in film and television programming resulted in a reduction of amortization on investment in film and television programming for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007, and a corresponding interest in the investment in film and television programming.

In addition, as at November 30, 2006, the Company has reclassified loans totalling $7.2 million to corporate loans from production loans to be consistent with the use of proceeds from the loans.

During the year ended August 31, 2007, the Company identified an error in its May 31, 2007 financial statements related to the accounting for a sale of film rights.  It was determined that this arrangement should have been accounted for as a co-production, with each co-producer retaining its respective rights.  Previously the Company had recorded amounts received from the other co-producer as revenues from the sale of the co-producers’ rights to the film.  The adjustment resulted in a decrease to revenues, a decrease to amortization of investment in film and television programming and an increase in investment in film and television programming for the period ended May 31, 2007.

During the year ended August 31, 2007, the Company identified an error in its February 28, 2007 financial statements related to the recognition of warrant costs and the revaluation of common share purchase warrants on the date they vested. The adjustment resulted in an increase to stock and warrant-based compensation costs which is included in selling, general and administrative expenses and a corresponding increase to warrants in shareholders' equity for the period ended February 28, 2007.

During the year ended August 31, 2007, the Company identified an error in the classification of cash flows in the statement of cash flows related to interest incurred and paid on debt during the period ended November 30, 2006.  The Company had included interest incurred during those periods in the carrying values of certain production loans with the change in such loans, and presented as financing activities in the statement of cash flows.  The component of the increase in loan balances representing interest incurred should have been a non-cash transaction within operating activities.  Interest paid throughout those periods had also been presented as financing activities in the statement of cash flows when repayments of certain production loans were made.  The component of the repayment of loans representing interest should have been presented as cash used in operating activities in accordance with generally accepted accounting principles.  As a result of this error, for the period ended November 30, 2006, additions to production loans and repayments of production loans in the statement of cash flows have been reduced by $680,000 and $707,000, respectively, with a corresponding net decrease of $27,000 to cash used in operating activities.  This adjustment had no impact on the Company’s financial position of results of operations for the period ended November 30, 2006.

During the year ended August 31, 2007, the Company identified an error in its November 30, 2006, February 28, 2007 and May 31, 2007 financial statements related to the recognition and measurement of the income tax provision after re-evaluating its potential risks associated with the rationale for certain tax positions.  It was determined that a provision for income tax should be provided for.  Previously, no income tax expense had been provided for.  The adjustment resulted in an increase to income tax expense and a corresponding increase to accounts payable and accrued liabilities for the periods ended November 30, 2006, February 28, 2007 and May 31, 2007.

04/04/2008

Impact of Adjustments

The following table presents the impact of the above adjustments on the Company’s previously reported quarterly results for the first, second and third quarters of fiscal 2007:

(thousands of Canadian dollars, except per share amounts)	2007
	Q1	Q2	Q3

Net earnings as reported	86	2,239	1,913

Adjustments
Amortization of investment in film and television programming	48	136	85
Co-producer arrangement	-	-	(27)
Stock and warrant-based compensation costs	-	(291)	-
Interest expense	(245)	(272)	(266)
Income tax expense	(262)	(576)	(567)
	(459)	(1,003)	(775)

Net (loss) earnings as restated	(373)	1,236	1,138

Basic (loss) earnings per share
Net (loss) earnings as reported	0.00	0.07	0.05
Net (loss) earnings as restated	(0.02)	0.04	0.03

Diluted (loss) earnings per share
Net (loss) earnings as reported	0.00	0.06	0.04
Net (loss) earnings as restated	(0.02)	0.03	0.03

ABOUT THE COMPANY’S BUSINESS

Peace Arch is an integrated media company that produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. The Company owns one of the largest libraries of independent feature films in the world, featuring more than 1,000 classic and contemporary titles, and is a leading distributor of DVDs and related products in Canada and the United States.  Peace Arch has six locations, two in Toronto, two in Los Angeles, one in Vancouver and one in New York.

The Company earns revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library.  Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming.  Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

Over the past few years, the Company has transformed itself into an integrated entertainment company, by acquiring first run and library content and compatible distribution vehicles, building its sales capacity and reducing the amount of capital and other resources devoted to production activities.

Peace Arch manages its business in three operating segments; Motion Picture, Television and Home Entertainment.  These operating segments are supported by the Company’s Corporate segment.

Motion Picture

The Company produces or acquires feature films intended for DVD or television premieres as well as intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights to these productions to sub-distributors in various territories and media throughout the world.   The Company also distributes a catalogue of approximately 1,000 titles on DVD and television.

Television

The Company’s Television segment derives revenues by licensing television films, series of episodes, documentaries and other programming produced or acquired by the Company to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. Over the past two years, the Company expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies and mini-series.

04/04/2008

Home Entertainment

The Company’s Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to retailers in Canada and the United States.  It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films.

Corporate

The Company’s corporate segment provides support to the operating segments including information technology, finance, human resources, legal, investor relations and other corporate services.

SIGNIFICANT EVENTS IN THE QUARTER

•

Elected entertainment industry veteran Jeffrey Sagansky, former Chief Executive Officer of CBS Entertainment, Co-President of Sony Pictures Entertainment and President of Tri-Star Pictures, as Co-Chairman of the Board.

•

The first season of the television series The Tudors received two Creative Emmy® Awards from the Academy of Television Arts and Sciences. The Emmy Awards were given for “Outstanding Costumes for a Series” and “Outstanding Original Movie Title Theme Music.”

•

Sony Pictures Worldwide Acquisitions Group and the Canadian Broadcasting Corporation acquired international distribution rights for the second season of the television series The Tudors.

•

Former Showtime Networks executive Larry Greenberg joined Peace Arch as Senior Vice President, Acquisitions based in the Los Angeles office.

•

Chapter 27 won debut feature prize at Zurich Film Festival for Director Jarrett Schaefer.

•

Acquired exclusive North American distribution rights to crime thriller Towards Darkness, starring Emmy winning actress America Ferrera.

•

Mr. Gary Howsam resigned as Director and Chief Executive Officer of the Company after being arrested in connection with a U.S. federal investigation into certain transactions between a U.S. bank and Mr. Howsam prior to Mr. Howsam joining Peace Arch in 2003.  Jeffrey Sagansky, Co-Chairman of the Board of Directors, is serving as interim Chief Executive Officer.  The Company is actively searching for a permanent replacement for a Chief Executive Officer.

SIGNIFICANT EVENTS SUBSEQUENT TO THE QUARTER

•

Completed the acquisition of the remaining 59.99% of the shares of Dufferin Gate Productions Inc.

•

Received a bridge loan for $2.7 million from the interim Chief Executive Officer and the other Co-Chairman of the Board of Directors to be used by the Company for general corporate purposes.

04/04/2008

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or U.S. GAAP as supplemental indicators of the Company’s operating performance and financial position.  These non-GAAP financial measures are provided to enhance the user’s understanding of the Company’s historical and current financial performance and its prospects for the future.  Management believes that these measures provide useful information in that they exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between quarters.

While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net (loss) earnings for the quarter, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the consolidated financial statements.  In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies.

Revenue

Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the three months ended November 30, 2007 were derived primarily from its three business segments: Motion Picture 13%, Television 23% and Home Entertainment 64% (2006 – 40%, 10% and 50%, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs

Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home entertainment direct costs consist primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy and overhead costs.

Stock and warrant-based compensation costs

Stock and warrant-based compensation costs include the expenses associated with stock options granted to employees during the quarter, as well as the costs related to warrant issues.

Other Amortization

Other amortization includes amortization of property and equipment and intangible assets.

(Loss) earnings before the undernoted

(Loss) earnings before the undernoted is defined as revenue less expenses.

04/04/2008

CONSOLIDATED RESULTS OF OPERATIONS

The following table presents summary financial information for Peace Arch’s operating business segments for Q1, 2008 compared with Q1, 2007, and a reconciliation of loss before the undernoted to net loss for the period noted.

					% Increase (decrease)
(thousands of Canadian dollars except percentages and per share amounts)	Q1 2008	% (3)	Q1 2007 Restated(1)	% (3)	2008 over 2007
OPERATING REVENUES Motion Picture Television Home Entertainment	2,150 4,028 10,993	12.5 23.5 64.0	4,460 1,185 5,685	39.4 10.4 50.2	(51.8) 239.9 93.4
	17,171	100.0	11,330	100.0	51.6

OPERATING EXPENSES Motion Picture Television Home Entertainment Corporate	2,657 3,467 9,434 1,728	123.6 86.1 85.8 10.1	3,964 1,097 4,851 701	88.9 92.6 85.3 6.2	(33.0) 216.0 94.5 146.5
	17,286	100.7	10,613	93.7	62.9

(LOSS) EARNINGS BEFORE THE UNDERNOTED(2) Motion Picture Television Home Entertainment Corporate	(507) 561 1,559 (1,728)	(23.6) 13.9 14.2 (10.1)	496 88 834 (701)	11.1 7.4 14.7 (6.2)	(202.2) 537.5 86.9 (146.5)
	(115)	(0.7)	717	6.3	(116.0)

Interest income Interest expense Foreign exchange gain (Loss) gain on settlement of obligations	442 (1,669) 356 -	2.6 (9.7) 2.1 -	260 (822) (317) (13)	2.3 (7.3) (2.8) (0.1)	70.0 (103.0) 212.3 100.0

Loss before income taxes and non-controlling interest	(986)	(5.7)	(175)	(1.5)	(463.4)

Income tax expense	(139)	(0.8)	(198)	(1.7)	29.8

NET LOSS FOR THE PERIOD	(1,125)	(6.6)	(373)	(3.3)	(201.6)

(1)

See discussion under “Restatement.”

(2)

As defined in “Key Performance Indicators – (Loss) earnings before the undernoted.”

(3)

Operating expenses and (loss) earnings before the undernoted for each business segment are expressed as a percentage of revenues for the segment.  Other items are expressed as a percentage of total revenues.

04/04/2008

FIRST QUARTER FISCAL 2008 COMPARED TO FIRST QUARTER FISCAL 2007 RESULTS

Q1 2007 has been restated – see discussion under “Restatement.”

Revenues for the first quarter were $17.2 million, up 52% from $11.3 million for the same period in the prior year.   The increase in revenues was primarily due to a $5.3 million increase in revenues in the home entertainment segment which includes new revenues from the acquisition of Trinity in the U.S.  A $2.8 million increase in television revenues was partially offset by a $2.3 million decrease in motion picture revenues.  The lower motion picture revenues were due to a delay in product delivery to Q2 and Q3.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment costs, selling, general and administrative costs, stock and warrant-based compensation costs, and other amortization of $17.3 million in the period increased by 63% from $10.6 million for the same period in the prior year. The increase is primarily due to higher home entertainment direct costs from the higher revenues and increased corporate costs from the inclusion of the new businesses Castle Hill/Dream, Trinity and Dufferin Gate as well as additional overhead to support organic growth.

In the first quarter of fiscal 2008, the Company recorded a loss from operations before the undernoted of $(115,000) compared to earnings of $717,000 last year.  (Loss) earnings from operations excludes interest and other gains or losses not attributable to operations.  The loss in the quarter is mainly attributable to the lower revenues and earnings in the motion picture segment due to the delay in the delivery of certain titles to future quarters.

Motion Picture

Motion Picture revenues for the three months ended were $2.2 million, down 52% from $4.5 million last year.  The films delivered during the first quarter of fiscal 2008 were The Last Hit Man, The Four Horsemen, and Grindstone Rd, compared to Chapter 27 and Maneater which generated higher revenues in the prior year.  The delivery of the film Winged Creatures was delayed contributing to the lower revenues this quarter.  The Company is currently in production of 2 feature films compared to 1 last year.

Operating expenses for the three months were $2.7 million, down 33% from $4.0 million last year.  The decrease in operating expenses is consistent with the decrease in revenues.

Segment loss is defined as revenues less operating expenses.  Segment loss was $(507,000) for the three months ended, compared to earnings of $496,000 reported in the prior year.  The loss in the quarter is due to the lower revenue volumes available to cover fixed overhead costs.

Television

Television revenues for the three months ended were $4.0 million compared to $1.2 million last year.  The increase in television revenues is from both organic growth as well as new revenues from business acquisitions.  Revenues of approximately $830,000 are from the inclusion of Castle Hill/Dream, and Dufferin Gate for three months in fiscal 2008.  The prior year comparative quarter did not include these acquisitions.

During the three months ended November 30, 2007, the Company delivered 22 episodes of television programming, compared to 10 episodes of programming and 1 made-for-television movie last year.  10 television episodes of Makeover Wish (Series II), 8 episodes of Last 10 Pounds (Series II) and 4 episodes of Bulging Brides were delivered in the quarter.  During the quarter, the made-for-television movie delivered was Ace of Hearts.

There were 5 television series in production in the first quarter of fiscal 2008 including; The Tudors (Series II), Makeover Wish (Series II), Last 10 Pounds (Series II), Air Dogs (Series II), and Bulging Brides as well the Company acquired 2 television series Guns and Flash Gordon.

Operating expenses for the three months were $3.5 million compared to $1.1 million in the prior period consistent with the higher revenues.  The Company continues to integrate the operations of the Castle Hill/Dream library and Dufferin Gate.  The prior year comparative quarter did not include these acquisitions.

Segment earnings were $561,000 for the period, compared to $88,000 for the same period in the prior year.

04/04/2008

Home Entertainment

Home entertainment revenues for the three months were $11.0 million up 93%, compared to $5.7 million for the same period in the prior year.  Revenues in the quarter were strong driven by the pre-Christmas selling period and the supply of higher quality content including the sales for the video release of the series The Tudors, Season I.  Included in revenues is approximately $3.1 million recognized from the acquisition of Trinity in the U.S.  The prior year comparative quarter revenue did not include this acquisition.

Operating expenses for the three months were $9.4 million up 95% from $4.9 million over the same period in the prior year.  The increase represents the inclusion of Trinity in the U.S. as well as higher DVD duplication and other direct costs and is due to the higher direct cost associated with the growth in revenues in the Canadian Home Entertainment division.

Segmented earnings were $1.6 million in the period, compared to $834,000 in the same period in the last year. The higher earnings reflect both the increased revenue volumes and higher margins from the sale of its supply of new content.

Corporate

Corporate expenses of $1.7 million for the year increased from $701,000 last year which represents the inclusion of additional corporate overhead related to the acquisitions of Castle Hill/Dream, Trinity and Dufferin Gate as well as a result of additional support required for organic growth.  This increase relates primarily to the increased cost of personnel associated with enhancing the management team focusing on sales and distribution activities.  Included in corporate results are stock and warrant-based compensation costs of $247,000 for the first quarter of fiscal 2008 compared to $119,000 for the same period last year.

Interest Income

Interest income for the three months was $442,000, compared to $260,000 in the prior year.  Interest income relates to interest earned with respect to the Restricted Term Deposit and interest earned on restricted cash placed in short term deposits.  The interest earned with respect to the Restricted Term Deposit is offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the three months was $1.7 million for the year, compared to $822,000 in the prior year.  The change over the prior year reflects increased interest expense due to higher production loans, as well as the inclusion of loan arrangement fees paid for new loan facilities negotiated during the quarter.

Foreign exchange gain (loss)

Foreign exchange gain for the three months was $356,000, compared to a loss of $(317,000) in the prior year which reflects the impact of the strengthening Canadian dollar on the Company’s U.S. operations.

Income tax expense

Income tax expense of $139,000 in the period consists of a $258,000 provision for income taxes net of a recovery for income taxes for $119,000 compared to $198,000 provision for income taxes which is net of a recovery for income taxes for $64,000 for the same period in the prior year. The recognition and measurement of the Company's income tax provision involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. The Company has provided for these uncertainties in its provision for income taxes.  A recovery for income taxes of $119,000 was recorded in the quarter, $46,000 relates to intangible assets that arose on business acquisitions which resulted in a future income tax liability represented by the tax effect of the temporary differences between the tax and accounting treatment of intangible assets.  Amortization of intangible assets during the period resulted in a partial reversal of temporary timing differences and a resulting income tax recovery.  An additional $73,000 was recorded as a future tax recovery, and is related to net operating losses in the United States.

Net loss for the period

As a result of the above, the net loss for the quarter was $(1.1) million compared to $(373,000) in the prior year.  Loss per common share basic and diluted was $(0.03) compared to $(0.02) in the prior year.

04/04/2008

Comprehensive loss for the period

Comprehensive loss for the quarter was $(2.4) million compared to $(373,000) in the prior year.  The decrease is due to both a higher net loss for the quarter $(1.1) million compared to $(373,000) and unrealized foreign currency translation losses on net assets of self-sustaining foreign operations of $(1.3) million compared to $nil in the prior year.

SUMMARY OF QUARTERLY RESULTS

The following tables set forth certain unaudited data from the consolidated statements of earnings (loss) for each of the eight most recent quarters ended November 30, 2007. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements for the year ended August 31, 2007.

(thousands of Canadian dollars except per share amounts)	Revenues	Net (loss) earnings	(Loss) earnings per share
			Basic	Diluted
2008 1st Quarter	17,171	(1,125)	(0.03)	(0.03)
2007 4th Quarter 3rd Quarter (restated) 2nd Quarter (restated) 1st Quarter (restated)	11,428 18,753 20,276 11,330	(7,685) 1,138 1,236 (373)	(0.17) 0.03 0.04 (0.02)	(0.17) 0.03 0.03 (0.02)
2006 4th Quarter (restated) 3rd Quarter (restated) 2nd Quarter (restated)	7,864 8,824 3,661	(2,444) (556) (844)	(0.08) (0.03) (0.04)	(0.08) (0.03) (0.04)

Restatement of Quarterly Results

See discussion under “Restatement.”

Seasonality

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty.  Home Entertainment results of operations are impacted by strong sales in the Christmas season and during the first and second quarters.  Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Significant items causing variations in quarterly results

During the second quarter ended February 28, 2007, the Company recognized a gain of $957,000 from the settlement of an outstanding dispute with the co-financier of a television series.

During the third quarter ended May 31, 2007, the Company issued 277,406 common shares valued at $860,000 for settlement of a loan payable plus interest, in the amount of US$405,000 ($463,000).  The Company recorded a loss on settlement of $396,000.

During the third and fourth quarters ended May 31, 2007 and August 31, 2007, the Company recorded a writedown of investment in film and television programming of $800,000 and $5.5 million to properly reflect the carrying value of certain film assets.

LIQUIDITY AND CAPITAL RESOURCES

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate and sales

04/04/2008

infrastructure and also through acquisitions.  The Company will continue to require additional financing until it can generate substantial positive cash flows from operating activities. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained.

The Company operates in an industry that has long operating cycles which require cash injection into new projects significantly ahead of the delivery and exploitation of the final production.  The Company has historically financed the capitalized costs of the proprietary film and television programming through financing presales from customers, borrowing from bank facilities high interest short-term bridge loan facilities, government tax incentives and contributions from co-producers, the repayment of which is limited to the future cash flows from the project.  The Company also funds capital requirements through working capital deployed as interim financing and through the issuance of shares and warrants and is dependent on continued access to external sources of financing.

During fiscal 2007, the Company completed a private placement for proceeds of $33.0 million (net proceeds $29.8 million), which was used to finance certain business acquisitions, as well as to repay outstanding loans in the amount of $8.3 million.  In addition, the Company secured new sources of financing with a Canadian limited partnership and received funds from the exercise of preferred and common share warrants.  The acquisitions of PAHE in 2006 and Trinity in 2007 provide the Company with a diversified source of cash flows from operations.

During the last two years, the Company has used production loan facilities on an interim basis to fund corporate working capital.  Wholly owned production subsidiaries of the Company borrow, from various parties, on an interim basis prior to finalizing the financing for a film or television series.  The Company uses any portion of these facilities that are not immediately required to finance the costs of production in its operating activities.  The Company also arranges interim bridge financing for third party owned production entities for which it also acts as distributor of film rights for the purpose of financing production costs. The Company repays the loans plus the interest owed to the original lender of the funds when these production entities require the funds to finance its costs of production.  At November 30, 2007, the balance of such facilities was $3.5 million.

The financial statements have been prepared on a going concern basis.  The Company’s current working capital situation is severely constrained.  The Company has the ability to generate cash internally from certain operating segments as well as to borrow funds against unsecured rights for films and other financing sources. The Company continues to pursue various financing initiatives.  However, there is no assurance that the Company will be successful in its financing efforts.  The application of the going concern basis is dependent upon the Company obtaining additional financing in the short-term to fund its continuing operations and meet its obligations as they come due.  On January 19, 2008, the Company obtained short-term financing of $2.7 million in the form of related party loans due within one year.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

As at November 30, 2007, the Company had cash or cash equivalents available of $5.1 million compared to $5.1 million as at August 31, 2007 and was fully drawn on its $3.0 million bank credit facility.

Cash Flows

Q1 2007 has been restated – see discussion under “Restatement.”

Cash Flows from Operating Activities

During the three months ended November 30, 2007, $19.4 million was used by operating activities, compared to $3.6 million used by operating activities in the same period last year.  The increase in cash flows used from operations during the period was mainly attributable to a decrease in non-cash operating working capital.  The decrease in non-cash operating working capital used is primarily due to higher accounts receivables and other amounts due of $14.2 million compared to $2.3 million for the same period in the prior year.  The increase in accounts receivables and other amounts due is due to higher revenues in the period.

Cash Flows from Investing Activities

During the three months ended November 30, 2007, cash flows from investing activities were $220,000, compared to $48,000 used in the same period of the prior year. The increase in the cash flows from investing activities in the quarter is

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due to a decrease in restricted cash of $2.1 million related to the Dufferin Gate and Trinity acquisitions partially offset by the deferred payment for the Trinity acquisition.

Cash Flows from Financing Activities

During the three months ended November 30, 2007, cash flows from financing activities was $19.1 million compared to $6.1 million in the same period of the prior year.  The increase in cash from financing activities is due to $23.0 million of production loans taken out in the period compared to $12.2 million in the same period last year.

Capital Resources

Capital Structure

During the three months ended November 30, 2007 the following capital transactions occurred:

(i)

10,000 common share warrants were exercised at a price of US$0.54 per share for proceeds of US$5,000 (Cdn$5,500).  A balance of $10,000 representing a portion of the value associated with warrants was transferred from warrants.

(ii)

10,000 common share warrants were exercised at a price of US$0.54 per share proceeds of US$5,000 (Cdn$5,300).  A balance of $9,000 representing a portion of the value of associated with warrants was transferred from warrants.

(iii)

223,000 common share warrants were exercised at a price of $1.21 per share for proceeds of $270,000.  A balance of $312,000 representing a portion of the value associated with warrants was transferred from warrants.

(iv)

The Company issued 8,333 common shares for gross cash proceeds of $5,000 in connection with employee stock options that had been exercised.  A balance of $3,000 representing a portion of the value associated with stock options was transferred form contributed surplus.

OFF BALANCE SHEET ARRANGEMENTS

Loan Guarantees

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the “co-producer”) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At November 30, 2007, the total amount of such unpaid loans was approximately $95,000 (August 31, 2007 - $101,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

Film Distribution Rights Commitment

At November 30, 2007, the Company had commitments of $13.3 million (August 31, 2007 - $11.5 million) with respect to the acquisition of film distribution rights to 10 films, which will be delivered to the Company during the year ended August 31, 2008. These payments are required to be made at the date of delivery of the respective films, which is expected to be no later than August 31, 2008.  In addition, payment related to one television series with a film distribution rights commitment of $4.5 million is due during the year ended August 31, 2008.

RELATED PARTY TRANSACTIONS

The Company has entered into the following related party transactions.  These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

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(i)

During the three months ended November 30, 2007, the Company paid $80,000 (2006 - $47,000) to a company controlled by a shareholder, former director and officer of the Company for executive services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses.

(ii)

As at November 30, 2007, included in production loans was $nil (2006 - $50,000) due to a director of the Company in respect of a loan for the purpose of interim financing of a certain production.  The loan was repaid in June 2007.  Interest on the loan was $nil (2006 - $nil).

(iii)

On January 19, 2008, the Company announced that the interim Chief Executive Officer and other Co-Chairman of the Board of Directors and a shareholder of the Company and Co-Chairman of the Board of Directors, have agreed to provide the Company with a bridge loan for $2.7 million to be used by the Company for general corporate purposes.  The funds were received on December 20, 2007 and January 2, 2008.  The bridge loan will bear interest at 12% per annum.  The bridge loan is due within one year from the time the loan is made.  The loan may be repaid in advance without penalty at the option of the Company.  No fees are payable by the Company in respect of the bridge loan.  The bridge loan is considered to be a loan from related parties.

Other related party transactions are disclosed in the unaudited consolidated financial statements for November 30, 2007.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value.  At March 31, 2008, the Company had 48,785,864 common shares outstanding (excluding 222,689 shares in escrow).  At August 31, 2007, the Company had 48,089,087 common shares outstanding (excluding 222,689 shares in escrow).

The Company is authorized to issue an unlimited number of preference shares, issuable in series without par value.  At March 31, 2008, the Company had 4,347,825 Series I preference shares and 4,347,825 Series II preference shares issued and outstanding.  There were 4,347,825 Series I preference shares and 3,161,929 Series II preference shares and 1,185,898 Series II preference share warrants outstanding in fiscal 2006.

The Company has 9,461,947 common shares reserved for issuance pursuant to the current stock option plan, of which 1,146,661 were exercised prior to November 30, 2007.

ACCOUNTING POLICIES

The consolidated financial statements have been prepared according to Canadian GAAP. See note 2 to the annual consolidated financial statements for more information about the accounting principles used to prepare the financial statements.

There have not been any significant changes in accounting standards or our accounting policies or key estimates and assumptions that management has made under these principles, except as outlined below:

As described in note 2(b) to the consolidated financial statements for the three months ended November 30, 2007, effective September 1, 2007, the Company adopted the CICA Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation.”  The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated, except to classify unrealized foreign currency translation gains and losses on net investments in self-sustaining foreign operations in accumulated other comprehensive income (loss).

RISK FACTORS

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2007, as disclosed in the Company’s Management Discussion and Analysis for the year ended August 31, 2007 filed on SEDAR on March 17, 2008 which is incorporated by reference.

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CHANGES IN INTERNAL CONTROL

There have not been significant changes in disclosure controls and procedures, and plans for remediation of material weaknesses from those described in the Company’s Management Discussion and Analysis for the year ended August 31, 2007 filed on SEDAR on March 17, 2008 which is incorporated by reference.

We have hired a consultant to assist the Company enhance internal controls.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on its website at www.peacearch.com and on SEDAR at www.sedar.com.